Exhibit 6

Press Release

Total signs agreement with Chevron on exploration in deepwater Gulf of Mexico

Paris, September 22, 2017 - Total announces that its subsidiary, TOTAL E&P USA, INC. (“Total”), has entered into an agreement to capture 7 prospects operated by CHEVRON U.S.A. INC. (“Chevron”) in the deepwater Gulf of Mexico. The agreement covers 16 blocks.

The associated prospects are located in two promising plays and areas of the GoM: Wilcox in Central GoM next to the Anchor discovery, and Norphlet in Eastern GoM nearby to the Appomattox discovery. Total’s participation in these wells will be between 25% and 40%. The first of these wells was spudded late July on the Ballymore prospect in Mississippi Canyon.

“This agreement, together with the recently announced participation in the Jack field as part of the Maersk Oil acquisition, increases Total’s footprint in the USA GoM where it can apply its exploration expertise and deepwater technologies. Total values Chevron’s performance as a GoM deepwater company and this agreement expands a successful co-ownership already in place on the Tahiti field”, stated Arnaud Breuillac, President Exploration & Production. “As a continued effort to highgrade its portfolio, Total won six offshore exploration licenses in the August Lease Sale.”

Total Exploration & Production in the United States

Total has been active in Exploration & Production in the United States since 1957.

In the Gulf of Mexico, Total focuses on the deepwater with a participation in two producing fields, Tahiti with 17%, operated by Chevron, and Chinook with 33.33%, operated by Petrobras, as well as in the world-class discovery of North Platte with 40%, operated by Cobalt International. As part of the acquisition of Maersk Oil company, Total will also become a 25% partner in the Chevron operated Jack field. Total also has a participation in over 160 exploration leases.

Onshore, Total owns and operates 100% of the former Chesapeake properties in the Barnett and is a 25% participant in the Utica field.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investors Relations: +44 (0)207 719 7962 | holding.communication-financiere@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.